Exhibit 99.1



Mannatech Reports First Quarter Results

Cost of sales and commission costs continue in line at lower sales levels

(COPPELL, Texas) May 5, 2010 – Mannatech, Incorporated (NASDAQ: MTEX - News), a global pioneer in the development of high-quality health, weight and fitness and skin care solutions based on nutritional science, today reported a net loss of $2.8 million or $0.11 cents per diluted share for the first quarter ending March 31, 2010, compared to a net loss of $4.8 million or $0.18 cents per diluted share for the first quarter of 2009. The company reported an operating loss of $2.9 million compared to an operating loss of $5.7 million in the first quarter of 2009. First quarter EBITDA[1] was $165,000 compared to a negative $4.0 million EBITDA for the first quarter of 2009.

First quarter net sales for 2010 were $60.7 million, a decrease of 14.2%, compared to $70.7 million in the first quarter of 2009. North American sales declined 23.0% to $32.2 million compared to $41.8 million in the first quarter of 2009. International sales of $28.5 million decreased 1.4% compared to $28.9 million in the first quarter of 2009. International sales showed significant gains in South Africa, Taiwan and Singapore compared to sales in the first quarter of 2009.

Dr. Robert Sinnott, Co-CEO & chief science officer, commented, "Regaining sales momentum particularly in our North America market, is our immediate and primary goal. To help achieve this objective we are taking a different approach than in previous years, by more efficiently targeting our incentive program dollars, including marketing and sales efforts on the core strength of our business. These resources will go to support our markets and Associates who show potential and demonstrate a strong desire and effort in driving on-going sales and recruiting."

Stephen Fenstermacher, Co-CEO & chief financial officer, added, "Over the past year, we have focused on positioning our cost of sales, commission costs and operating expenses at efficient levels. The results of this quarter again indicate the positive impact of our efforts. Now our challenge is to improve operating profit by building our finished products sales base. To do so, our incentive plan and other marketing programs are designed to support a balanced approach for Associates to grow their businesses. By growing their businesses, Associates expand their potential to provide Mannatech's products to people worldwide. To support them, we will open a meeting facility in South Africa in May, and we intend to launch operations in Mexico in the first quarter of 2011. International expansion is a significant priority for Mannatech in 2010 and beyond. "

New independent Associates and Members totaled 20,913 in the first quarter of 2010, compared to 36,462 in the first quarter of 2009. Total independent Associate and Member count based on a 12-month trailing period was approximately 485,000 as of March 31, 2010 as compared to 527,000 as of March 31, 2009.

Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Thursday, May 6, 2010 at 9:00 a.m. Central Daylight Time, 10:00 a.m. Eastern Daylight Time. Investors may listen to the call by accessing Mannatech's website at www.mannatech.com.

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[1] To supplement Mannatech's consolidated financial statements presented in accordance with the generally accepted accounting principles ("GAAP"), in this press release Mannatech uses the non-GAAP financial measure of EBITDA (defined by the company as earnings before interest, taxes, depreciation and amortization). This measure is not in accordance with, or an alternative to, GAAP. Mannatech's management reviews this non-GAAP measure internally to evaluate its performance and manage its operations. Mannatech believes that the inclusion of EBITDA results provides investors useful and important information regarding Mannatech's operating results.

The following is a tabular presentation of the non-GAAP financial measure EBITDA, including a reconciliation to GAAP net income, which Mannatech believes to be the most directly comparable GAAP financial measure.

(amounts in thousands) Three months ended March 31, 2010 and 2009:

	2010	2009
Net loss	$ (2,781)	$ (4,775)
Interest (income) expense	29	(74)
Income taxes benefit	—	(2,248)
Depreciation and amortization	2,917	3,146
EBITDA	$ 165	$ (3,951)

Mannatech has distinguished itself in the emerging glyconutrients market through the development of Ambrotose® complex, the technology for which it holds more than 45 patents in 30 countries. Glyconutrients are dietary ingredients containing beneficial amounts of carbohydrates which are believed to represent a new category of untapped vital nutrients for proper nutrition.

Many of Mannatech's products are based on Real Food Technology[SM] solutions, which provide consumers with products that contain standardized levels of natural and plant-sourced nutrients. Food-sourced ingredients are chosen from those scientifically proven to most benefit the human body. Mannatech offers the best alternative to synthetic vitamin and mineral products and so-called "super-juice" products.

Individuals interested in Mannatech's products or in exploring its business opportunity can learn more at www.mannatech.com.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care solutions that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore and the Republic of Korea. For more information, visit www.AllAboutMannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend", "believe", "expect" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's ability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Gary Spinell
Senior Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
https://new.mannatech.com
www.allaboutmannatech.com

Net Sales in Dollars and as a Percentage of Consolidated Net Sales – (*Unaudited*)

Country		Three months ended March 31,			
		2010		2009	
		(in millions, except percentages)			
United States	$	27.8	45.8%	$ 36.5	51.5%
Japan		8.7	14.3%	10.9	15.4%
Republic of Korea		5.4	8.9%	5.5	7.8%
Canada		4.4	7.2%	5.3	7.5%
Australia		5.2	8.6%	5.2	7.4%
South Africa		3.2	5.3%	2.3	3.3%
Taiwan		2.2	3.6%	1.6	2.3%
New Zealand		1.0	1.6%	1.0	1.4%
Germany		0.6	1.0%	0.9	1.3%
United Kingdom		0.6	1.0%	0.8	1.1%
Denmark		0.2	0.3%	0.4	0.6%
Singapore		0.6	1.0%	0.3	0.4%
Austria[1]		0.3	0.5%	—	—
Norway[1]		0.3	0.5%	—	—
The Netherlands[1]		0.1	0.2%	—	—
Sweden[1]		0.1	0.2%	—	—
Totals	**$**	**60.7**	**100%**	**$ 70.7**	**100%**

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[1] Austria, the Netherlands, Norway, and Sweden began operations in September 2009.

The number of new and continuing independent associates and members who purchased our packs or products during the twelve months ended March 31, 2010 and 2009 were as follows:

	2010		2009	
New	129,000	26.6%	134,000	25.5%
Continuing	356,000	73.4%	393,000	74.5%
Total	**485,000**	**100%**	**527,000**	**100%**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31, 2010	December 31, 2009
ASSETS	*(unaudited)*	
Cash and cash equivalents	$ 14,709	$ 17,367
Restricted cash	1,287	1,288
Accounts receivable, net of allowance of $26 and $16.5 in 2010 and 2009, respectively	453	664
Income tax receivable	8,973	8,075
Inventories, net	30,944	31,290
Prepaid expenses and other current assets	3,644	3,139
Deferred income tax assets	2,762	2,662
Total current assets	**62,772**	**64,485**
Property and equipment, net	24,698	27,144
Construction in progress	304	317
Long-term restricted cash	6,159	7,201
Other assets	2,348	2,503
Long-term deferred income tax assets	555	652
Total assets	**$ 96,836**	**$ 102,302**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of capital leases	$ 1,162	$ 847
Accounts payable	7,526	11,319
Accrued expenses	13,591	14,231
Commissions and incentives payable	11,934	10,624
Taxes payable	2,160	2,577
Current deferred tax liability	423	274
Deferred revenue	2,325	2,807
Total current liabilities	**39,121**	**42,679**
Capital leases, excluding current portion	777	1,068
Long-term deferred income tax liabilities	3,070	3,923
Other long-term liabilities	5,110	3,348
Total liabilities	**48,078**	**51,018**
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 27,695,482 shares issued and 26,488,388 shares outstanding in 2010 and 27,667,882 shares issued and 26,460,788 shares outstanding in 2009	3	3
Additional paid-in capital	41,672	41,442
Retained earnings	22,962	25,743
Accumulated other comprehensive loss	(1,088)	(1,113)
Less treasury stock, at cost, 1,207,094 shares in 2010 and 2009	(14,791)	(14,791)
Total shareholders' equity	**48,758**	**51,284**
Total liabilities and shareholders' equity	**$ 96,836**	**$ 102,302**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – *(UNAUDITED)*
(in thousands, except per share information)

	Three months ended March 31,			
	2010		**2009**	
Net sales	$	**60,665**	$	**70,701**
Cost of sales		8,625		11,731
Commissions and incentives		26,999		33,726
		35,624		45,457
Gross profit		**25,041**		**25,244**
Operating expenses:				
Selling and administrative expenses		16,471		18,215
Depreciation and amortization		2,917		3,146
Other operating costs		8,545		9,562
Total operating expenses		27,933		30,923
Loss from operations		**(2,892)**		**(5,679)**
Interest income (expense)		(29)		74
Other income (expense), net		140		(1,418)
Loss before income taxes		**(2,781)**		**(7,023)**
(Provision) benefit for income taxes		—		2,248
Net loss	$	**(2,781)**	$	**(4,775)**
Loss per share:				
Basic	$	**(0.11)**	$	**(0.18)**
Diluted	$	**(0.11)**	$	**(0.18)**
Weighted-average common shares outstanding:				
Basic		**26,482**		**26,461**
Diluted		**26,482**		**26,461**